Mail Stop 4561

February 5, 2008

Mr. Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas, NV   89120

> **Re: AmeriResource Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 21, 2006**
> **File No. 000-20033**

Dear Mr. Janovec:

We have read and reviewed your response letter dated December 21, 2007; however you have not provided us with substantive responses to our comments. Therefore, we have decided to conclude our review and we may decide to release publicly, through the agency's EDGAR system, all correspondence, relating to our review. For more information please see our letter dated December 11, 2007.

Please contact Jessica Barberich at 202-551-3782 or me at 202-551-3486 if you have any questions.

Sincerely,

Daniel Gordon
Branch Chief